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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 11)

                   Under the Securities Exchange Act of 1934


                        Texas Regional Bancshares, Inc.
                ----------------------------------------------------
                                (Name of Issuer)

                          Class A Voting Common Stock
                ----------------------------------------------------
                         (Title of Class of Securities)

                                   882673-10-6
                ----------------------------------------------------
                                 (CUSIP Number)
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Schedule 13G
CUSIP No. 882673-10-6
Page 2 of 4
                           CUSIP NO.  882673-10-6

1)       Names of reporting persons / S.S. or I.R.S. Identification Nos.

                              Carvan Trusts (ID No. 75-6173586)
                              Vanco Trusts (ID No. 75-6250786)
                              KVTC Trusts (ID No. 74-6321255)
                              Vannie Cook Trusts (ID No. 74-6136985)
                              Cook Memorial Trusts (ID No. 74-6146986)

2)       Check the appropriate box if a member of a Group          (a)[   ]
                                                                   (b)[ x ]

3)       SEC use only


4)       Citizenship or place of organization                  Texas

Number of shares          (5)     Sole voting power            451,481
beneficially owned        (6)     Shared voting power            -0-
by each reporting         (7)     Sole dispositive power       451,481
person with               (8)     Shared dispositive power       -0-

9)       Aggregate amount beneficially owned by
         each reporting person                                 451,481


10)      Check box if the aggregate amount in Row (9)
         excludes certain shares                                 [x]

11)      Percent of class represented by amount in Row 9         3.4%

12)      Type of reporting person                              OO--Trusts


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Schedule 13G
CUSIP No. 882673-10-6
Page 3 of 4



ITEM 1(a).    Name of issuer:
              Texas Regional Bancshares, Inc.

ITEM 1(b).    Address of issuer's principal executive offices:
              P. O. Box 5910, 3700 N. 10th Street, Suite 301
              McAllen, Texas 78502-5910

ITEM 2(a).    Name of person filing:
              Carvan Trusts, Vanco Trusts, KVTC Trusts, Vannie Cook Trusts and Cook Memorial Trusts

ITEM 2(b).    Address of principal business office or, if none, residence:
              P.O. Box 1060 McAllen, Texas  78502-1060

ITEM 2(c).    Citizenship:
              Organized under the laws of the State of Texas

ITEM 2(d).    Title of class of securities:
              Class A Voting Common Stock

ITEM 2(e).    CUSIP Number:
              882673-10-6

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not applicable

ITEM 4.       Ownership
              (a)    Amount beneficially owned: 451,481
              (b)    Percent of class: 3.4%
              (c)    Number of shares as to which such person has:
                     (i)      Sole power to vote or to direct the vote:
                              451,481
                     (ii)     Shared power to vote or to direct the vote: -0-
                     (iii) Sole power to dispose or to direct the disposition of: 451,481
                     (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

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Schedule 13G
CUSIP No. 882673-10-6
Page 4 of 4


ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. Mrs. Kathleen Cook Collins is a beneficiary of the Cook Memorial Trusts and the Vannie Cook Trusts; she is the wife of James W. Collins. The children of Mr. and Mrs. Collins are among the beneficiaries of the Vanco Trusts, the Carvan Trusts and the KVTC Trusts. Mr. Collins is the Trustee of all five trusts reporting pursuant to this statement. The share ownership of Mr. Collins and his other affiliates, including Mrs. Collins, is not included in these figures.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group.
              Not applicable.

ITEM 9.       Notice of Dissolution of Group.
              Not applicable.

ITEM 10.      Certification.
              Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated:    February 11, 1998
                                                --------------------------------



                                         /s/ J. W. Collins
                                         ---------------------------------------
                                         Signature


                                         James W. Collins/Trustee
                                         ---------------------------------------
                                         Name/Title